FORM 4 ☐ Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

							OMB APPROVAL
							OMB Number: 3235-0287
							Expires: January 31, 2005
							Estimated average burden hours per response. . . . 0.5

1. Name and Address of Reporting Person* Sahakian, Henry D.	2. Issuer Name and Ticker or Trading Symbol Uni-Marts, Inc. UNI						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X Director _X 10% Owner _X Officer (give ___ Other (specify below) title below) Chairman and Chief Executive Officer
(Last) (First) (Middle) c/o Uni-Marts, Inc. 477 East Beaver Avenue	3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) ###-##-####			4. Statement for Month/Year September 2002
(Street) State College, PA 16801				5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Filing (Check Applicable Line) _X Form filed by One Reporting Person ___ Form filed by More than One Reporting Person
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	3. Transaction Code (Instr. 8)		4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7) Nature of Indirect Beneficial Ownership
		Code	V	Amount	(A) or (D)	Price
Common Stock							(1) 651,130	D
Common Stock							5,000	I	As Custodian for Grandchild
Common Stock							35,500	I	By Spouse
Common Stock							5,000	I	By Henry Sahakian IRA Account
Common Stock							278,900	I	By HFL Corporation

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)
1. Title of Derivative Security (Instr.3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Trans action Date (Month/Day/ Year)	4. Trans action Code (Instr. 8)		5. Number of Deriv- ative Securities Ac- quired (A) or Dis- posed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deri- vative Secur- ity (Instr. 5)	9. Number of deriv- ative Secur- ities Bene- ficially Owned at End of Month (Instr. 4)	10. Owner- ship Form of Deriv- ative Security Direct (D) or Indirect (I) (Instr.4)	11.Nature of Indirect Benefi- cial Owner- ship (Instr.4)
			Code	V	(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Option - Right to Buy	$3.50						6/19/99	6/18/08	Common Stock	13,000		13,000	D
Option - Right to Buy	$1.375						8/31/00	8/30/09	Common Stock	25,000		25,000	D
Option - Right to Buy	$2.20						(2)	9/12/05	Common Stock	40,000		40,000	D
Option - Right to Buy	$2.42						(2)	9/25/06	Common Stock	45,000		45,000	D
Option - Right to Buy	$1.54	9/18/02					(3)	9/17/07	Common Stock	50,000		50,000	D

Explanation of Responses:
(1) Includes 69,173 shares held in Mr. Sahakian's account in Uni-Marts, Inc. Retirement Savings & Incentive Plan and 92,400 shares held jointly with his wife.
Does not include 59,309 shares owned by his daughter and son-in-law for which Mr. Sahakian disclaims beneficial ownership.
(2) One-Third becomes exercisable at the end of years one, two and three.
(3) One-Half becomes exercisable at 9/18/03 and one-half on 9/18/04.

	/S/ Henry D. Sahakian **Signature of Reporting Person	October 7, 2002

Reminder:	Report on a separate line for each class of securities beneficially owned directly or indirectly.
*	If the form is filed by more than one reporting person, see Instruction 4(b)(v).
**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
Note:	File three copies of this Form, on of which must be manually signed. If space is insufficient, see Instruction 6 for procedure